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                             May 13, 2021

       Kevin Rakin
       Chief Executive Officer
       HighCape Capital Acquisition Corp.
       452 Fifth Avenue, 21st Floor
       New York, NY 10018

                                                        Re: HighCape Capital
Acquisition Corp.
                                                            Amendment No. 3 to
Registration Statement on Form S-4
                                                            Filed May 13, 2021
                                                            File No. 333-253691

       Dear Mr. Rakin:

              We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

       Amendment No. 3 to Registration Statement on Form S-4 filed May 13, 2021

       Summary Historical Financial Information of HighCape, page 38

   1.                                                   We acknowledge the
corrections made to your summary of historical financial
                                                        information of
HighCape. However, they remain incomplete. Please correct amounts for the net loss, weighted
average shares outstanding of Class A and Class B non-redeemable common stock and basic
and diluted net loss per share of Class A and Class B non-
                                                        redeemable common stock
in the statement of operations on page 38 and total liabilities in the balance sheet on
page 39 to reflect the restatement.
 Kevin Rakin
HighCape Capital Acquisition Corp.
May 13, 2021
Page 2

       You may contact Frank Wyman at 202-551-3660 or Al Pavot at 202-551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact Jason L. Drory at 202-551-8342 or Christine Westbrook at 202-551-5019 with any other questions.



                                                         Sincerely,
FirstName LastNameKevin Rakin
                                                         Division of
Corporation Finance
Comapany NameHighCape Capital Acquisition Corp.
                                                         Office of Life
Sciences
May 13, 2021 Page 2
cc:       David Johansen, Esq.
FirstName LastName